Exhibit 99.1

Canadian Solar to Receive US$40 Million Loan

GUELPH, Canada, Jan. 31, 2013 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (CSIQ), one of the world’s largest solar power companies, today announced that Credit Suisse will provide the Company with an up to US$40 million, 1 year tenor loan. The loan will be used to finance Canadian Solar’s previously announced acquisition of 4 solar projects in Ontario, Canada.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, said, “We continue to attract blue chip financial and construction partners across the entire project lifecycle. We believe this validates the value of Canadian Solar’s global scale, proven track record, and both project expertise and quality. This sets us apart in the industry and is allowing us to accelerate the development of our already strong pipeline in Canada, the U.S. and worldwide.”

About Canadian Solar

Canadian Solar Inc. is one of the world’s largest solar companies. As a leading vertically integrated provider of ingots, wafers, solar cells, solar modules and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe, Australia, Africa and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2012. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.